                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                             AUTOCORP EQUITIES, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    052764206
                                 (CUSIP Number)

                                 AUGUST 20, 2004
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following
box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

-----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

CUSIP No. 052764206
--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSON

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PACIFIC ELECTRIC WIRE & CABLE CO., LTD.
     IRS IDENTIFICATION NO. -N/A -FOREIGN CORPORATION
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TAIWAN, REPUBLIC OF CHINA
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                                    0
                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       0
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                                    0
                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON:

     CO
--------------------------------------------------------------------------------

CUSIP No. 052764206
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PACIFIC USA HOLDINGS CORP.
     752255876
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                            [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     TEXAS
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                                    0
                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       0
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                                    0
                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     CO
--------------------------------------------------------------------------------

CUSIP No. 052764206
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     PACIFIC HOLDINGS GROUP
     752881770
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS:

     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)

                                                                           [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     NEVADA
--------------------------------------------------------------------------------
                               7.   SOLE VOTING POWER:

                                    0
                               --------------------------------------
NUMBER OF SHARES               8.   SHARED VOTING POWER:
BENEFICIALLY
OWNED BY EACH                       0
REPORTING PERSON               --------------------------------------
WITH
                               9.   SOLE DISPOSITIVE POWER:

                                    0
                               --------------------------------------

                               10.  SHARED DISPOSITIVE POWER:

                                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

     [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

     0
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON:

     CO
--------------------------------------------------------------------------------

ITEM 1. Security and Issuer.

     The class of securities to which this Statement relates is the Common
Stock, par value $0.001 per share, of AutoCorp Equities, Inc., a Nevada corporation (the "Company"). The principal executive office of the Company is located at 1701 Legacy Drive, Suite 220, Frisco, Texas 75034.

ITEM 2. Identity and Background.

     This Statement is filed by Pacific USA Holdings Corp. ("PUSA"), Pacific
Holdings Group ("PHG"), a wholly-owned subsidiary of PUSA, and their parent,
Pacific Electric Wire & Cable Co., Ltd. ("PEWC"). The principal business address of PUSA is 2740 N. Dallas Parkway, Suite 200, Plano, Texas 75093. The principal business address of PHG is 2740 N. Dallas Parkway, Suite 200, Plano, Texas
75093. The principal business address of PEWC is 26F., No. 95, Sec. 2, Dunhua
South Rd., Da-an District, Taipei 106, Taiwan, Republic of China.

     None of the reporting persons have been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     None of the reporting persons were during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

     N/A.

ITEM 4. Purpose of Transaction.

     Pursuant to an Acquisition Agreement (the "Acquisition Agreement") entered into as of August 18, 2004 by and among Pacific Holdings Group ("PHG"), Pacific
Financial Group, Inc. ("PFG"), AutoCorp Acquisition Partners ("Partners") and
the Company, PHG and PFG sold all of the stock of the Company held by them to
Partners. Under the terms of the Acquisition Agreement, certain assets of the
Company were transferred to PHG in exchange for which PHG and its affiliates cancelled certain obligations owing to them by the Company and affiliates of the
Company. Additionally, PHG funded certain payroll and other obligations of the
Company through July 31, 2004.

ITEM 5. Interest in Securities of the Issuer.

     Pursuant to the terms of the Acquisition Agreement as outlined in Item 4 above, as of August 20, 2004, the closing date of the transaction described above, PEWC, PUSA and PHG each ceased to beneficially own more than five percent of the shares of stock of the Company.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with
        Respect to Securities of the Issuer.

     The information set forth in Item 4 above is incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

        Exhibit A   -  Acquisition Agreement

        Exhibit B   -  Joint Filing Agreement.

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    August 26, 2004

                                       PACIFIC ELECTRIC WIRE & CABLE CO., LTD.

                                       By: /s/ Andy Cheng
                                           -------------------------------------
                                       Name:  Andy Cheng
                                       Title: Executive Vice President

                                       PACIFIC USA HOLDINGS CORP.

                                       By: /s/ Michael Lee
                                           -------------------------------------
                                       Name:  Michael Lee
                                       Title: Chairman

                                       PACIFIC HOLDINGS GROUP

                                       By: /s/ Michael Lee
                                           -------------------------------------
                                       Name:  Michael Lee
                                       Title: Chairman